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Astris Energi Inc. · 6-K · For 8/30/04, On 8/30/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 30, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 8/30/04, On 8/30/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated August 30, 2004	3

EXHIBIT 1

ASTRIS ENERGI BOOSTS SHAREHOLDER SERVICES

MISSISSAUGA, ONTARIO, CANADA, August 31, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has contracted Loyola Financial Services of San Diego, California to provide additional shareholder services. Loyola’s prime function will be to respond to phone, email and fax enquiries from retail investors and other interested parties.

Loyola Financial Services specializes in delivering innovative and professional financial and consulting services to emerging growth and development stage companies. The goal of its services is to slowly and methodically increase a company's shareholder base.

"Loyola Financial will allow us to provide accurate, timely information to our growing shareholder base," said Jiri Nor, Astris’ President and CEO. "Responding quickly to investor calls and emails is a priority with us and Loyola Financial will ensure that happens."

Ash Mascarenhas, Founder of Loyola Financial commented, "Our forte is assisting our clients in handling the often tedious and time consuming aspects of being a public company. This allows our clients to do what they do best, manage the business of operating their company. Our team of professionals will provide the investment community with an intelligent and accurate portrayal of Astris’ standing. We at Loyola Financial Services look forward to hearing from every shareholder."
About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent on the development of Astris’ AFC. The company is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.